Filed Pursuant to Rule 433

Registration Statement No. 333-287632

RALPH LAUREN CORPORATION

Pricing Term Sheet

June 2, 2025

Issuer:	Ralph Lauren Corporation (the “Company”)

Title of Security:	5.000% Senior Notes due 2032

Size:	$500,000,000

Ranking:	Senior unsecured

Maturity:	June 15, 2032

Coupon:	5.000%

Price to the public:	99.647%

Yield to Maturity:	5.060%

Spread to Benchmark Treasury:	+82 bps

Benchmark Treasury:	4.125% due May 31, 2032

Benchmark Treasury Price and Yield:	99-10; 4.240%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2025

Interest Record Dates:	June 1 and December 1

Redemption Provisions:	Make-whole call at any time prior to April 15, 2032 at a discount rate of Treasury plus 15 basis points; callable at 100% at any time on or after April 15, 2032 (two months prior to maturity); plus, in either case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the issuer purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	June 2, 2025

Settlement Date*:	T+3; June 5, 2025

Security Type:	SEC-registered

CUSIP:	751212 AD3

ISIN:	US751212AD31

Ratings†:	A3 (Moody’s) /A- (S&P) (Stable / Stable)

Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Runners:	BofA Securities, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC HSBC Securities (USA) Inc.

Co-Managers:	ING Financial Markets LLC SMBC Nikko Securities America, Inc. Goldman Sachs & Co. LLC

Use of Proceeds:	The net proceeds of this offering will be used for general corporate purposes, which may include the repayment of the Company’s $400 million aggregate principal amount of existing 3.750% Senior Notes due September 15, 2025.

*	Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.

†	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322 or emailing at dg.prospectus_requests@bofa.com; calling Deutsche Bank Securities Inc. at (800) 503-4611 or emailing at prospectus.CPDG@db.com or calling J.P. Morgan Securities LLC collect at (212) 834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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